FIRST UNION NATIONAL BANK
OF NORTH CAROLINA

301 South College Street, TW6
Charlotte, North Carolina 28288-0828
800 786-8919
Fax 704 383-0387

(logo)FIRST UNION

                              MANAGEMENT ASSERTION



As of and for the year ended December 31, 1996, except as noted in the following paragraphs, First Union National Bank of North Carolina's Master Servicing Division (the Company) has complied in all material respects with the minimum servicing standards for master servicers set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS
(USAP). With respect to minimum servicing standards I.4., II.1, II.2., II.3., II.4., III.2., III.3., III.4., III.6., V.1., V.2., V.3., V.4., and VI.1. as set
forth in such program, the Company relies on the performance of its primary servicers. There were instances of noncompliance with minimum servicing standards by primary servicers noted in the most recently received independent auditors reports for several primary servicers. These instances of noncompliance are discussed below.

From July to December 1996, the Company was not in full compliance with USAP standard I.1, relating to reconciliations of custodial bank accounts, including the preparation of the reconciliations within 45 calendar days of the cutoff date and the identification of all reconciling items. The noncompliance was primarily concentrated in 18 of the Company's 157 custodial bank accounts. Since January 1997, the Company has worked diligently to properly reconcile all affected accounts and all accounts are currently being reconciled in a timely manner with only certain pre-1997 unidentified reconciling items existing. Based on the method that the Company uses to calculate investor remittances, it is management's belief that the custodial bank account noncompliance did not affect the accuracy of any amounts remitted to trustees or investors and should not affect any trustee or investor in any manner. Once management believes that all custodial bank accounts have been completely reconciled, which is expected to be by May 31, 1997, we plan to engage our external auditors, KPMG Peat Marwick LLP, to perform an interim 1997 examination of the USAP standard relating to custodial bank account reconciliations. We will make this report available upon request.

As discussed above, with respect to minimum servicing standards I.4., II. 1, II.2., II.3., II.4., III.2., III.3., III.4., III.6., V.1., V.2., V.3., V.4., and
VI.1. of the USAP, the Company relies on the performance of its primary servicers. As part of our on-going monitoring of the primary servicers, the Company obtains independent accountant's reports regarding those companies' compliance with minimum servicing standards. The Company's readings of the most recently available reports noted certain instances of noncompliance by primary servicers that are reported below:

Instances of exceptions with respect to the Company's approximately 190 primary servicers were:

-   Custodial Bank Accounts (USAP standard I.1.) - five primary servicers
-   Unissued Checks (III.6.) - one primary servicer
-   Escrow Account Analysis (V.3.) - two primary servicers
-   Delinquencies (VI.1.) - four primary servicers
- The Company does not have current USAP's for primary servicers comprising approximately 16% of the master servicing portfolio, therefore, we could not review the most recently available reports.



The Company has a process in place to review the financial soundness and servicing performance of primary servicers on an annual basis. Among other factors, the Company considers the results of the primary servicers' USAP reports in these reviews and takes appropriate corrective actions where it is warranted. The Company is currently in the process of obtaining the most current USAP's for those primary-servicers for which it has not yet been received.

As of and for this same period, the Company had in effect fidelity bond and errors and omissions insurance policies in the amount of $100 million and $20 million, respectively.



/s/Karl J. Mendenhall    4/28/97             /s/Anthony J. Gagliardo  4/28/97
Karl J. Mendenhall        Date               Anthony J. Gagliardo     Date
Senior Vice President                        Vice President
Master Servicing                             Master Servicing



/s/Bruce W. Good         4/28/97             /s/John M. Church        4/28/97
Bruce W. Good            Date                John M. Church           Date
Assistant Vice President                     Senior Vice President
Master Servicing                             Structured Servicing Products